British Columbia Securities Commission

QUARTERLY REPORT

FORM 51-901F

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT

Avino Silver & Gold Mines Ltd.			July 31, 2003	September 29, 2003

ISSUER ADDRESS:

Suite 400, 455 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver,	British Columbia	V6C 1T1	(604) 682-3600	(604) 682-3701

CONTACT PERSON		CONTACT’S POSITION		CONTACT TELEPHONE NO.

Andrea Regnier		Accountant & Secretary		(604) 682-3701

E-MAIL ADDRESS:			WEB SITE ADDRESS:

dawnpacific@telus.net			www.avino.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:

“Louis Wolfin”	03/09/29

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:

“David Wolfin”	03/09/29

AVINO SILVER & GOLD MINES LTD.
Balance Sheet
(Unaudited — Prepared by Management)

	July 31,	January 31,
ASSETS	2003	2002
	$	$
Current assets
Cash	369,425	20,104
Accounts receivable and prepaid expense	14,763	3,040
Due from related parties	159,316	160,316

	543,504	183,460
Mineral property	204,288	204,001
Investment in Mexican affiliate	1	1
Investment in related companies	427,084	427,084

	1,175,313	814,546
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	7,781	15,927
Due to related parties (Note 5c)	371,300	364,143

	379,081	380,070
SHAREHOLDERS’ EQUITY
Capital stock (Note 3)	13,397,527	13,346,387
Share subscriptions	420,000
Contributed surplus	184,967	184,967
Deficit	(13,104,393)	(12,995,009)

	898,101	536,345
Deduct: 14,180 shares held for future disposition-at cost	(101,869)	(101,869)

	796,232	434,476

	1,175,313	814,546

On Behalf of the Board
Signed:

“Louis Wolfin”

     Director

“David Wolfin”

     Director

AVINO SILVER & GOLD MINES LTD.

Statement of Operations and Deficit (Unaudited — Prepared by Management)

	3 Months				6 Months
	July 31,				July 31,
	2003		2002		2003		2002
	$		$		$		$

Expenses:
Audit and accounting fees		6,210						11,255
Auto expense		4,314		(1,900)				975
Consulting fees		—		975				—
Interest expense		—		7,500				51,998
Foreign exchange		—		25,818		11,224/7,549		—
Shareholder communications and investor relations		5,248				248		11,253
Legal fees		3,305		8,599		—
Listing and filing fees		4,128		(4,572)				4,423
Management fees		7,500		750		6,940/3,312		15,000
Foreign exchange		—		—		7,477/15,000		(27,662)
Miscellaneous property investigation		11,618		—		—
Office and administration		6,193				14,560		1,183
Salaries and benefits		4,102		1,149/3,000		15,937		3,000
Travel and accommodation		4,320		—		13,178/4,320		—
Transfer agent		6,151		2,435		7,637		4,172

		(64,596)		(39,111)		(109,447)		(75,509)
Less: interest income		—		88		64		—

Loss for the period		(64,596)		(39,023)		(109,383)		(75,509)
		(13,039,797)		(12,844,503)		(12,995,009)		(12,808,017)

Deficit, beginning of period		(13,104,393)		(12,883,526)		(13,104,393)		(12,883,526)
Deficit, end of period {r}
Loss per share		$(0.01)		$(0.01)		$(0.01)		$(0.02)

AVINO SILVER & GOLD MINES LTD.
Statement of Cash Flows (Unaudited — Prepared by Management)

	3 Months				6 Months
	July 31,				July 31,
	2003		2002		2003		2002
	$		$		$		$
CASH PROVIDED BY (USED IN)

Operating Activities:
Loss for the period		(64,596)		(39,023)		(109,383)		(75,509)
Items not requiring Cash:
Equity loss (income) of affiliate
Amortization of deferred foreign exchange
Finance expense				(25,818)				(51,998)
Foreign exchange				(4,643)				(27,662)
Compensation expense
Interest expense on debentures payable
Accrued interest				25,818				51,998
		(64,596)		(43,666)		(109,383)		(103,171)

Changes in non-cash working capital Items:
Amounts receivable and prepaids		145		(1,021)		(10,763)		73
Accounts payable and accrued liabilities		(10,141)		(27,304)		(8,106)		9,461

		(74,592)		(71,991)		(128,252)		(93,637)

Financing activities:
Issue of capital stock for cash		2,900		105,000		48,140		105,000
Share subscriptions		420,000				420,000
Due to Bralorne Pioneer Gold Mines
Due to related parties		(7,069)		8,550		7,157		28,325
Debentures payable				(1,632,331)				(1,629,171)

		415,831		(1,518,781)		475,297		(1,495,846)

Investing Activities:
Mineral property interests		(287)		1,602,775		(723)		1,600,000

Increase (decrease) in cash		340,952		12,003		346,322		10,517
Cash, beginning of period		28,474		(169)		23,104		1,317

Cash, end of period		369,426		11,834		369,426		11,834

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
July 31, 2003

1. Basis of Presentation

These unaudited financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited Financial Statements should be read in conjunction with the Audited Financial Statements and Notes thereto for the fiscal year ended January 31, 2003.

2. Comparative Figures

Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

3. Mineral Property Interests

a) Eagle property

During the fiscal 2003 year the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares. During the period the Company incurred $722 in assessment costs.

4. Share Capital

a) Authorized 25,000,000 common shares without par value

b) Issued:

	April 30
	2003		2002
	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	6,188,525	$13,327,947	5,463,525	$12,931,788

Issued during the period:
For cash	83,000	48,140	175,000	105,000
Balance, end of period	6,271,525	$13,376,087	5,638,525	$13,036,788

c) Stock Options

During the period 83,000 options were exercised at a price of $0.58 per share.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements

July 31, 2003

4. Share Capital, continued

d) Share Subscriptions

The Company received $420,000 towards a private placement of 1,000,000 units at $0.42 per unit. Each unit consists of one common share and a share purchase warrant entitling the investor to purchase an additional common share at a price of $0.52 for a two year period. This Placement was completed

5. Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a)	During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i)	$41,412 to a private company controlled by two directors of the Company for administrative expenses.

ii)	$7,500 (2002-$7,500) to a private company controlled by a Director for Management fees and $3,586 for reimbursement of expenses.

b)	Due from related parties comprise $159,316 due from companies with common Director’s for exploration expenses.

c) Due to related parties consist of

i)	$258,252 due to a private company controlled by two directors as disclosed in 4.a)i) above;

ii)	$60,547 due to a private company controlled by a Director for Management fees;

iii) $52,500 due to a Director of the company for a cash loan made to the Company.